Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders

on November 24, 2025 at 10:00 a.m. Beijing Time (November 23, 2025 at 9:00 p.m. Eastern Time)

The undersigned hereby appoints Xiaodan Liu as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Elong Power Holding Limited (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, and 6.

Item 1	By an ordinary resolution, to re-appoint Xiaodan Liu, Zhaohui Yang, Tung Kok Keow, Kebo Qin, and Weijun Wang to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association (the “Reappointment of Directors”).

Xiaodan Liu	☐ For	☐ Against	☐ Abstain
Zhaohui Yang	☐ For	☐ Against	☐ Abstain
Tung Kok Keow	☐ For	☐ Against	☐ Abstain
Kebo Qin	☐ For	☐ Against	☐ Abstain
Weijun Wang	☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve the appointment of Enrome LLP as the Company’s independent registered public accounting firm for the fiscal year ending on December 31, 2025 (the “Approval of the Appointment of Enrome LLP”).

	☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$50,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 4,000,000,000 class A ordinary shares of a par value of US$0.00001 each and 1,000,000,000 class B ordinary shares of a par value of US$0.00001 each, to US$25,000,000 divided into 2,500,000,000,000 ordinary shares of a par value of US$0.00001 each, comprising 2,000,000,000,000 class A ordinary shares of a par value of US$0.00001 each (the “Class A Ordinary Shares”) and 500,000,000,000 class B ordinary shares of a par value of US$0.00001 each (the “Class B Ordinary Shares”), by the creation of additional 1,996,000,000,000 Class A Ordinary Shares and 499,000,000,000 Class B Ordinary Shares (the “Share Capital Increase”).

	☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to (A) to approve one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than two (2)-for-one (1) and not more than five-hundred (500)-for-one (1) aggregately (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio shall not exceed five-hundred (500)-for-one (1) and that no fractional share shall arise from the Share Consolidations, and (B) to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share or and Class B Ordinary Share, and to authorize the Board to do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidations, including determining the Range and the exact date of the Share Consolidations and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidations.

	☐ For	☐ Against	☐ Abstain

Item 5	By a special resolution, subject to approval by the shareholders of Item Three and Item Four, and entirely conditional upon the effectiveness of the Share Capital Increase and the Share Consolidations, the second amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the third amended and restated memorandum and articles of association to reflect the Share Capital Increase and the Share Consolidations, with effect from the effective date of the Share Capital Increase and the Share Consolidations (the “Adoption of the Third Amended and Restated Memorandum and Articles of Association”).

☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Item One to Five.

	☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________, 2025

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Proxy Team

Transhare Corporation

Address: 17755 North US Highway 19, Suite # 140, Clearwater FL 33764

Telephone: (303) 662-1112

OR

You may sign, date, scan and email your scanned Proxy Card to Proxy@Transhare.com

OR

You may vote online through the Internet: www.Transhare.com click on Vote Your Proxy Enter Your Control Number:

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at https://www.transhare.com/elong.

Consent to electronic delivery of proxy material: __________________________(email address).